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    		        SECURITIES AND EXCHANGE COMMISSION
			      Washington, D.C.  20549

			 	   SCHEDULE 13G

	      Information statement pursuant to Rule 13d-1 and 13d-2
  		    Under the Securities Exchange Act of 1934

			        THRUSTMASTER, INC.
		         -------------------------------
				 (Name of Issuer)

		      COMMON STOCK, NO PAR VALUE PER SHARE
         ----------------------------------------------------------------
			 (Title of Class of Securities)

				    8860271
		     -------------------------------------
		     (CUSIP Number of Class of Securities)

Check the following box if a fee is being paid with this statement.  [X]

(A fee is not required if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

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 1)  	Name of reporting person S.S. or I.R.S. identification No. of above
	person:

		C. Norman Winningstad

		S.S. No. ###-##-####

 2)	Check the appropriate box if a member of a group	a.  [   ]
								b.  [   ]

 3)	SEC Use Only

 4)	Citizenship or place of organization:

		United States Citizen

Number of shares		5)  Sole voting power:		388,000 *
beneficially owned
by each reporting		6)  Shared voting power:	 72,000
person with:
				7)  Sole dispositive power:	404,000

				8)  Shared dispositive power:	 72,000

 9)  	Aggregate amount beneficially owned
	by each reporting person:				476,000

10)  	Check box if the aggregate amount
	in row (9) excludes certain shares:			[   ]

11)  	Percent of class represented by amount in row (9):	11.9%

12)	Type of reporting person:				IN


	* As of December 31, 1995; does not include currently exercisable option to purchase 16,000 shares and 72,000 co-owned with spouse.


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Item 1(a).	Name of Issuer.

	This Schedule 13G relates to ThrustMaster, Inc., an Oregon corporation (the "Company").

Item 1(b).  	Address of Issuer's Principal Executive Offices.

	The Company's principal executive offices are located at 7175 NW Evergreen Parkway, #400, Hillsboro, Oregon 97124.

Item 2(a).	Name of Person Filing.

	This Schedule 13G relates to the following person:

		C. Norman Winningstad

Item 2(b).	Address of Principal Business Office.

	The business address of the reporting person is 7175 NW Evergreen Parkway, #400, Hillsboro, Oregon 97124.

Item 2(c).	Citizenship.

	C. Norman Winningstad is a citizen of the United States.

Item 2(d).	Title of Class of Securities.

	This Schedule 13G relates to the Company's common stock, no par value per share (the "Common Stock").

Item 2(e).	CUSIP Number.

	The CUSIP Number for the Company's Common Stock is 8860271.

Item 3. 	If this statement is filed pursuant to Rules 13d-1(b)
		or 13(d)-2(b), check whether the persons filing is a:

	(a)	[    ]	Broker or dealer registered under Section 15 of
			the Act,

	(b)	[    ]	Bank defined in Section 3(a)(6) of the Act,

	(c)	[    ]	Insurance Company as defined in Section 3(a)(19)
			of the Act,

	(d) 	[    ]	Investment Company registered under Section 8 of
			the Investment Company Act,

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	(e)	[    ]	Investment Advisor registered under Section 203
			of the Investment Advisors Act of 1940,

	(f)	[    ] 	Employee Benefit Plan, Pension Fund which is subject
			to the provisions of the Employee Retirement Income
			Security Act of 1974 or Endowment Fund,

	(g)	[    ]	Parent Holding Company, in accordance with Rule
			13d-1(b)(ii)(G),

	(h)	[    ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

				Not applicable.

Item 4.		Ownership.

	The following describes the ownership of Common Stock by
	C. Norman Winningstad as of December 31, 1995:

	(a)	Amount beneficially owned:	476,000

	(b)	Percent of class:		11.9%

	(c)	Number of shares as to which such person has:

		    (i)	Sole power to vote or direct the vote:	   388,000

		   (ii)	Shared power to vote or to direct the vote: 72,000

		  (iii)	Sole power to dispose or to direct
			the disposition of:			   404,000

		  (iv)	Shared power to dispose or to direct
			the disposition of:  			    72,000

Item 5.		Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.		Ownership of More than Five Percent on Behalf of
		Another Person.

	Not applicable.

Item 7.		Identification and Classification of the Subsidiary Which
		Acquired the Security Being Reported on by the Parent
		Holding Company.

	Not applicable.

Item 8. 	Identification and Classification of Member of the Group.

	Not applicable.

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Item 9.		Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	Not applicable.

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				SIGNATURES

	After reasonable inquiry and to best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete, and correct.

	Dated:	July 26, 1996		C. NORMAN WINNINGSTAD

				/S/	C. Norman Winningstad
					---------------------
					C. Norman Winningstad